UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Material Fact

Public Tender Offer of Common and Preferred Shares of

Banco BERJ S.A.

Banco Bradesco S.A. (Bradesco), parent company of Banco BERJ S.A. (BERJ), announces to its shareholders and the market that the CVM - Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) approved the Unified Public Tender Offer (Unified PTO), the Notice of which will be published on April 17, 2012, for the acquisition of common and preferred shares of BERJ, held by its non-controlling shareholders, due to: (i) the acquisition of its share control by Bradesco; and (ii) the delisting of BERJ as a publicly-held company, under the following characteristics:

•           total shares purpose of the Unified PTO: (i) 623,256,094 common shares, representing 1.72% of BERJ’s total capital stock; and (ii) 738,664,623 preferred shares, representing 2.04% of BERJ’s total capital stock;

•           purchase price of the Unified PTO: R$ 33.819280 per lot of one thousand common or preferred shares, and this amount comprises: (a) R$ 29.450639 per lot of one thousand common or preferred shares, equivalent to 100% of the amount paid by the former BERJ controlling shareholders for common and preferred shares held by them, to be adjusted to the variation of the SELIC Rate, calculated on a pro rata temporis basis, from May 23, 2011 up to the date of financial settlement of the Unified PTO auction (Auction); and (b) R$ 4.368641 per lot of one thousand common or preferred shares, assessed according to BERJ's accounting information of September 30, 2011, said amount is due because of the portion due to minority shareholders by the State of Rio de Janeiro from the expropriation of assets, as described in the "Notice of Sale of Common and Preferred Shares Issued by Banco do Estado do Rio de Janeiro S.A. - Ordinary Settlement, April 19, 2011”. This amount will be adjusted according to the latest financial information available before the date of the Auction.

In the Auction, procedures that ensure Bradesco's right to increase the Unified PTO price during the Auction will be adopted, and the new price will apply to all shareholders that accept the previous bids;

•           deadline to update shareholders’ information: from April 17, 2012 to May 18, 2012;

•           deadline to qualify for participation: from April 17, 2012 to May 21, 2012, at 4:00 p.m.; and

•           auction date and time of the Auction: May 22, 2012, at 3:00 p.m.

Cidade de Deus, Osasco, SP, April 16, 2012

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

•      Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 17, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.